Filed by Signature Group Holdings, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Signature Group Holdings, Inc.

YOUR IMMEDIATE ACTION IS REQUESTED

Please Vote Your Shares for the December 30th Special Meeting Today!

December 17, 2013

Dear Signature Group Holdings, Inc. Stockholder:

Signature Group Holdings, Inc. (the “Company”) recently mailed proxy materials to you for the upcoming special meeting of stockholders which will be held on December 30, 2013. Your vote is extremely important. At the special meeting, stockholders are being asked to vote on a proposal to approve the Company’s reincorporation from Nevada into Delaware through creation of a new Delaware holding company, SGH Holdco, Inc. (the “Parent”). The reincorporation will occur via the merger of the Company with and into a newly created subsidiary of the Parent. Following the merger, the stockholders of the Company will become stockholders of the Parent, and the subsidiary will survive as a wholly-owned subsidiary of the Parent.

The Board of Directors (the “Board”) has unanimously approved the reincorporation and believes it is in the best interests of stockholders, and recommends stockholders vote FOR the reincorporation proposal and related adjournment proposal.

Why does the Board Want You to Vote?

The Board represents all stockholders and wants to be sure your voice is heard. Approval of the reincorporation requires that a majority of the shares of common stock outstanding vote “FOR” the merger.

Why is the Reincorporation to Delaware in Stockholders’ Best Interests?

The Board believes it is highly desirable to be transformed into a Delaware holding company to protect stockholder interests and execute its business strategy, which includes acquiring and growing operating businesses with substantial taxable earnings to create stockholder value. The Board of Directors believes the following possible benefits could be realized by stockholders if they approve this proposal:

•	The creation of a holding company structure will facilitate growth through acquisitions as financiers should be more focused on the business being acquired rather than the Company’s legacy operations.

15303 VENTURA BLVD, SUITE 1600, SHERMAN OAKS, CA 91403

OFFICE 805.409.4340    |    FAX 818.728.6080

•	By creating the Parent as a new holding company, we can keep new assets and liabilities of businesses acquired separate from the Company’s existing assets and liabilities.

•	Delaware is well known for its modern and sophisticated legal and judicial systems, which facilitates corporate planning and should be advantageous for an acquisition focused company.

•	Institutional Shareholder Services (“ISS”), the leading independent institutional proxy advisory firm, recommended that stockholders vote “FOR” the reincorporation because it “will improve shareholder rights.” The recommendations of ISS are relied upon by hundreds of major institutional investment firms, mutual funds and other fiduciaries.

STOCKHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY AS IT PROVIDES GREATER DETAIL ON THE REASONS WHY THE BOARD RECOMMENDS STOCKHOLDERS VOTE FOR THE REINCORPORATION VIA MERGER. STOCKHOLDERS CAN OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS THROUGH THE SEC WEBSITE AT WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY CALLING MORROW & CO. AT THE NUMBER LISTED BELOW.

How to Vote

The voting instruction form or proxy card included with this letter contains a unique control number. You may use this control number to vote your shares by proxy via the internet or by telephone. With the December 30th Special Meeting now only a short time away, we encourage you to vote today.

Your vote is needed, regardless of the number of shares you own. We encourage you to vote each proxy you receive in the mail via telephone or Internet. In the event that two proxies are received from you, the one bearing the latest date will be counted, as it automatically revokes all prior proxies.

Thank you for voting.

On behalf of the Board of Directors,

Craig T. Bouchard, Chief Executive Officer and Chairman of the Board

If you have questions or need assistance voting your shares, please contact:

MORROW & CO., LLC

Brokers call collect: (203) 658-9400

Stockholders call toll free: (800) 662-5200